UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2026
Commission File Number: 001-41110

GRAB HOLDINGS LIMITED

3 Media Close, #01-03/06
Singapore 138498
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Grab Intends to Complete the Remaining $900 Million of its Share Repurchase Authorization Over the Next 12 Months

On September 15, 2026, Grab Holdings Limited (“Grab”) announced that it intends to execute the approximately $900 million remaining aggregate authorized amount under its previously announced share repurchase programs over the next 12 months, subject to, among other factors, market conditions and the trading price of Grab’s Class A ordinary shares, and in accordance with applicable law.
The announcement is furnished as Exhibit 99.1 to this Report on Form 6-K.

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Grab Intends to Complete the Remaining $900 Million of its Share Repurchase Authorization Over the Next 12 Months

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GRAB HOLDINGS LIMITED
	By:	__/s/ Peter Oey_________________________
Date: September 15, 2026		Name: Peter Oey
Title: Chief Financial Officer